April 21, 2006

John D. Reynolds

Assistant Director, Office of Emerging Growth Companies

US Securities and Exchange Commission

Re: Frezer, Inc.

Proposed Responses from Registrant to our Comments Issued April 7,2006 on: Form 10-SB, Amendment 4 filed February 24, 2006; and Form 10-KSB for the Fiscal Year Ended December 31,2005 and tiled March 31,2006

File No. 0-51336

Dear Mr. Reynolds,

The following are Frezer, Inc.’s responses to the Commission’s comments of your correspondence dated April 20, 2006

Proposed Form 10-SB. as Revised by Registrant to Conform with Comments Issued April 7. 2006 on Amendment 4

General

1.   Supplementally provide the address of the company's website. In addition, we encourage you to disclose it. See Item 101(c)(3) of Regulation S-B.

The Company’s website address is www.frezer.net.  The Company considers the website to be a work in progress and, thus, under construction . The address has been disclosed in both of the amended Form 10SB/A and the 10KSB/A

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

2.

Revise the disclosure in the paragraph preceding the table and in the table itself as necessary to correctly reflect the actual and not the "anticipated" beneficial ownership for the company as of the date of the filing. It is necessary to provide the actual beneficial ownership, rather than the "anticipated" beneficial ownership. In addition, with a view towards disclosure, supplementally provide why the beneficial ownership is anticipated to change since the date of the last filing. Finally, to the extent that Mr. Koos is deemed to be the beneficial owner of the shares held in the record names of Cell Source Research, Bombardier Pacific Ventures and AFN Trust, the table should be revised to reflect Mr. Koos as the beneficial owner of such shares and aggregated together with all other shares beneficially owned by Mr. Koos. We may have further comment.

At the time of the filing of the initial Form 10 (May 31, 2005) the Frezer shares had yet to be distributed to the former parent’s shareholders, therefore beneficial ownership was described as anticipated based on ownership of the parent at that time. The Frezer shares were distributed to the former parent’s shareholders on a pro rata basis on June 15, 2005.

The text has never been revised in subsequent amendments due to oversight. The text has been revised accordingly in both the current amendment to the Form 10SB as well as the 10KSB/A.

3.   Revise the disclosure to clarify what action, if any, the NYSE took at the end of Mr. Koos’ suspension.

No further action was taken. The text has been revised accordingly in both the current amendment to the Form 10SB as well as the 10KSB/A.

Form 1Q-KSB for the fiscal year ended December 31, 2005 General

3.

Please update the Form 10-KSB for the year ended December 31, 2005 to be consistent with the comments regarding the Forms 10-SB and 10-KSB in our letter dated April 7, 2006 and in this letter.

The Form 10KSB is herby updated by amendment.

Recent Sales of Unregistered Securities, page 10

4.

On page 11 of the Form 10-KSB, please disclose the names and locations of the companies with which each of the named consultants is associated.

Each consultant contracted with the Company as an individual. There were no companies involved.  The Form 10SB and Form 10KSB have been amended to disclose the state out of which each consultant operates.

Exhibits

5.

We reissue comment number ten of our letter dated April 7,2006. In addition, include a summary of the principal terms of each oral contract as a separate exhibit.

All material contracts as well as the principal terms of each oral contract have been filed as exhibits to the Form 10KSB/A.

Closing Comments

Please file amended Form lO-KSB within 10 business days of the date of our comment letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed covet letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We reissue the following "closing comment" in our prior letter dated April 7, 2006:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Frezer, Inc (“the Company”) acknowledges that:

 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Geoffrey O’Neill

Geoffrey O’Neill

President,

Frezer, Inc.